PRESS RELEASE

NEW GOLD INC. AND ABACUS MINING AND EXPLORATION CORP. SIGN LETTERS OF INTENT TO ENSURE CO-OPERATION IN THE DEVELOPMENT OF AFTON-AJAX CU-AU DISTRICT

 (All dollar amounts in Canadian dollars)

October 30 2007, Vancouver, British Columbia - New Gold Inc. (NGD:TSX/AMEX) and Abacus Mining and Exploration Corp. (AME:TSX Venture) are pleased to announce the completion of two Letters of Intent (“LOI”), which are intended to ensure that each Company is able to develop their respective assets, in the Afton-Ajax District, (Kamloops, British Columbia, Canada) in a spirit of co-operation.

First of these is a 3-way Letter of Intent (“3 Way LOI”) between New Gold Inc. (“New Gold”), Abacus Mining and Exploration Corp. (“Abacus”), and Teck Cominco Ltd. (TCK.A, TCK.B:TSX and TCK:NYSE) (“Teck Cominco”) which is intended to ensure that both New Gold and Abacus are able to freely develop their own assets in the area of New Gold’s New Afton Project.  In its transaction with Teck Cominco (the closing of which was announced on October 25, 2007) New Gold acquired the surface rights to the land required to develop its New Afton Project, and the water pipeline which previously supplied the Afton open pit mine (and which will now supply New Gold’s New Afton project).  Abacus announced the closing of a transaction with Teck Cominco (November 25, 2005) in which it is purchasing the old Afton mill building, the surface rights surrounding that building, and the tailings facility from the old Afton open pit mine, in addition to the rights of access for tailings lines between the two areas.

Some of the land purchased by New Gold from Teck Cominco lies between the old mill and tailings facility, and in the 3 Way LOI New Gold has agreed to ensure Abacus maintains the rights of access previously granted by Teck Cominco.  The 3 Way LOI also provides Abacus with shared use of New Gold’s water pipeline, in the event that it develops a new milling operation.  This 3 Way LOI also provides New Gold with access from the Trans-Canada Highway to its New Afton operations over a small portion of the land which Abacus is purchasing from Teck Cominco around the old Afton mill building.

In announcing this 3 Way LOI, Chris Bradbrook, President and CEO of New Gold, stated: “New Gold and Abacus own important assets in close proximity within the area of the New Afton mine site.  This 3 Way LOI ensures that both parties can develop their assets in a spirit of co-operation and accommodation, without compromising the individual plans of either Company.  In the long term this will be beneficial to the shareholders of both companies, the community of Kamloops, and the long term development of mineralization in the district.  I would also like to acknowledge the co-operation of Teck Cominco, which made it possible to reach the various agreements and understandings required for both New Gold and Abacus to freely pursue their goals.”

The second LOI is between New Gold and Abacus and is intended to ensure that any economic mineralization within and surrounding the past producing Ajax pits, is explored, delineated and developed in the most effective manner.  As a result the LOI is intended to grant Abacus an option to explore for, and potentially develop, mineralization in the area surrounding Abacus’ Ajax Mineral Claims, which are over the past-producing Ajax pits.  Under this agreement Abacus must spend $2.5 million within 2 years over a portion of New Gold’s mineral claims surrounding the Ajax pits, and complete a preliminary economic study within 6 months following the 2 year period.  If economic mineralization is established, it will be developed as a joint venture between the 2 companies.  In the event of an open pit operation the interests will be 60:40 in favour of Abacus who will be the operator. In the event of an underground operation the interests will be 60:40 in favour of New Gold who will be the operator.

In announcing this second LOI, Chris Bradbrook stated, “Abacus has announced a significant, 43-101 compliant resource beneath the Ajax West pit, and is continuing a diamond drilling program to expand this at depth, and to develop a resource in the Ajax East pit.  Both pit areas are enclosed by New Gold’s mineral claims, and it is logical therefore, that should an open pit operation be developed it would encompass these claims.  Our two companies have chosen to take a co-operative approach to ensure any economic mineralization is developed as efficiently and expeditiously as possible.  New Gold is focused on developing its New Afton Project into a mine.  This LOI is intended to allow our shareholders to participate in the exploration and potential development of another area of mineralization within the Afton-Ajax district, without diverting us from our primary focus.  We believe this is a win-win for the shareholders of New Gold and Abacus.”

Enactment of the terms outlined in each LOI is contingent on the execution of definitive agreements.

New Gold currently has approximately CDN$393 million in cash and short term investments, (which includes its previously announced – 16/8/07 – holdings in Asset Backed Commercial Paper).  The Company has 37 million shares outstanding.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 – 595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 877-977-1067 or 604-687-1629, Fax 604-687-2845

Email: invest@newgoldinc.com

Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access the total required financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to complete the development of the New Afton project. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.